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Exhibit 99.2

ABER DIAMOND CORPORATION

NOTICE OF ANNUAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

For the
Annual Meeting of Shareholders
July 18, 2003

June 4, 2003

ABER DIAMOND CORPORATION

INVITATION TO SHAREHOLDERS

Dear Shareholder:

        On behalf of the Board of Directors, management and employees, we invite you to attend Aber Diamond Corporation's Annual Meeting of Shareholders on Friday, July 18, 2003.

        The items of business to be considered at this Meeting are described in the Notice of Annual Meeting and Management Proxy Circular. No matter how many shares you hold, your participation at shareholders' meetings is very important. If you are unable to attend the Meeting in person, we encourage you to vote by following the voting instructions included on the proxy form.

        During the Meeting, we will review Aber's business during fiscal 2002/03 and our plans for the future. You will also have an opportunity to ask questions and to meet your Directors and Executives.

        We look forward to seeing you at the Meeting.

Signed, /s/ John C. Lamacraft	Signed, /s/ Robert A. Gannicott

(Signed) JOHN C. LAMACRAFT	(Signed) ROBERT A. GANNICOTT
Chairman	President & CEO

i

ABER DIAMOND CORPORATION
P.O. Box 4569, Station A
Toronto, Ontario
M5W 4T9

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting (the "Meeting") of shareholders of ABER DIAMOND CORPORATION (the "Corporation") will be held at The TSE Conference Centre and Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on Friday, July 18, 2003, for the following purposes:

1.
to receive the audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2003, together with the report of the auditors thereon (collectively the "Audited Financial Statements");

2.
to elect directors;

3.
to appoint auditors and authorize the directors to fix their remuneration; and

4.
to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular of the Corporation provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Management Proxy Circular. To be valid, proxies must be received by CIBC Mellon Trust Company ("CIBC Mellon") at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 10:00 a.m. (Toronto time) on July 17, 2003, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

BY ORDER OF THE BOARD /s/ Lyle R. Hepburn

(Signed) LYLE R. HEPBURN Corporate Secretary June 4, 2003

ii

ABER DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

        This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of Aber Diamond Corporation (the "Corporation") of proxies from holders of Common Shares of the Corporation to be used at the meeting (the "Meeting") to be held on July 18, 2003 and at any adjournment thereof for the purposes set forth in the accompanying Notice of the Annual Meeting of Shareholders (the "Notice of Meeting"). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone, email or facsimile by employees of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

        The persons named in the accompanying form of proxy are directors of the Corporation and are nominees of management. A shareholder desiring to appoint some other person to attend and act for him and on his behalf at the Meeting may do so by striking out the printed names and inserting such person's name in the blank space provided in the form of proxy or by submitting another proper form of proxy. A proxyholder need not be a shareholder of the Corporation. The instrument appointing a proxy must be in writing signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. An instrument of proxy will only be valid if it is completed and delivered to the office of the registrar and transfer agent of the Corporation, CIBC Mellon Trust Corporation, at 200 Queens Quay, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 10:00 a.m. (Toronto Time) on the last business day preceding the Meeting or any adjournment thereof.

        A shareholder who has given a proxy may revoke it by instrument in writing, including a proxy bearing a later date, executed in the manner set forth above and delivered to the office of the registrar and transfer agent of the Corporation, CIBC Mellon Trust Company, at 200 Queens Quay, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or to the registered office of the Corporation at Suite 1000, 36 Toronto Street, Toronto, Ontario M5C 2C5 at any time up to and including the last business day preceding the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, delivered to the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof, and upon any of such deposits, or in any other manner provided by law, the proxy will be revoked.

NON-REGISTERED HOLDERS

        If your Common Shares are not registered in your name and are held in the name of a nominee, you are a "Non-Registered Shareholder". If your Common Shares are listed in an account statement provided to you by your broker, those Common Shares will, in all likelihood, not be registered in your name. Such Common Shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name of The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker's client.

        If you are a Non-Registered Shareholder, there are two ways you can vote your Common Shares.

        Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted at the Meeting. The request for voting instructions supplied to a Non-Registered Shareholder by his broker (or the agent or nominee of the broker) is substantially similar to the form of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent or nominee of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADPIC") in Canada. ADPIC typically prepares a machine-readable voting instruction form, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the forms to ADPIC, or otherwise communicate voting instructions to ADPIC (by way of the Internet or telephone, for example). ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Non-Registered Shareholder who receives an ADPIC voting instruction form cannot use that form to vote Common Shares directly at the Meeting (except as otherwise provided below). The voting instruction forms must be returned to ADPIC (or instructions respecting the voting of Common Shares must otherwise be communicated to ADPIC) well in advance of the Meeting in order to have the Common Shares voted. In any case, you must following the voting instructions provided by your nominee in order for your Common Shares to be voted for you.

        However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and following the signing and return instructions of your nominee. Non-Registered Shareholders who appoint themselves as proxy holders should, at the Meeting, present themselves to a representative of CIBC Mellon Trust Company. Do not otherwise complete the form sent to you as you will be voting at the Meeting.

VOTING

Voting Shares

        The authorized capital of the Corporation consists of an unlimited number of common shares without par value (the "Common Shares"). On June 4, 2003, the Corporation had a total of 54,768,170 Common Shares issued and outstanding.

        The Corporation shall make a list of all persons who are registered holders of Common Shares on June 4, 2003 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. All holders of Common Shares at the close of business on the Record Date will be entitled to receive notice of and to attend and vote at the Meeting. If a person has acquired ownership of shares since the Record Date, he may establish such ownership and ask the Corporation, not later than 10 days before the meeting, to have his name included in the list of shareholders.

        At the Meeting, on a show of hands, every shareholder present in person, or represented by proxy, is entitled to one vote and, on a poll, every shareholder present in person or represented by proxy shall have one vote for each Common Share held or represented by proxy.

Principal Holders of Voting Shares

        To the knowledge of the directors and senior officers of the Corporation, as at June 4, 2003, Tiffany & Co., which beneficially owns, directly or indirectly, or exercises control or direction over 8,000,000 Common Shares, representing approximately 14.6% of the issued and outstanding Common Shares, is the only person who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

Provisions Relating to Voting Proxies

        If there is certainty of instructions, the person named in the enclosed form of proxy will vote (except where there is a direction to withhold from voting) the Common Shares in respect of which he is appointed in accordance with the directions of the shareholder appointing him. In the absence of such directions, the enclosed form of proxy confers discretionary authority with respect to that matter upon the proxyholder named therein and it is intended that such Common Shares will be voted by the management nominees in favour of the motions proposed to be made at the meeting as referred to in the attached Notice of Meeting.

        The enclosed form of proxy confers discretionary authority upon the proxyholder appointed therein with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters not so identified which may properly be brought before the Meeting. Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting. In the event that any other matter comes before the Meeting, the persons named in the enclosed form of proxy will vote in accordance with their judgment on such matters.

BUSINESS OF THE MEETING

Election of Directors

        The directors of the Corporation are elected annually and hold office until the next annual general meeting of shareholders or until their successors in office are duly elected or appointed, unless a director's office is earlier vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director. The directors have fixed the number of directors to be elected at the Meeting at eight. It is proposed that the persons set out herein be nominated for election as directors of the Corporation for the ensuing year.

        Management does not contemplate that any of the persons proposed to be nominated will be unable to serve as a director. If prior to the Meeting any of such nominees is unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

        The list of directors and their biographies follows under the heading "Board of Directors". Each director's attendance at Board and Committee meetings is set forth under the heading "Board of Directors Meetings Held and Attendance of Directors".

Appointment of Auditors

        Shareholders will be asked to vote for the appointment of KPMG LLP, Chartered Accountants, of Toronto, Ontario, as auditors for the Corporation for the ensuing year, and to authorize the directors of the Corporation to fix their remuneration. KPMG LLP was first appointed as auditors for the Corporation in 1983.

        For the fiscal year ended January 31, 2003, fees charged by KPMG LLP for audit and audit related services to the Aber group of companies were $129,000 and $40,000 respectively. Additional fees for tax advisory services amounted to $99,000, and other services amounted to $75,000, which included general advisory services.

        The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors and has determined that the independence of the external auditors is maintained.

Other Matters

        Management does not know of any other matters to be presented to the Meeting. If other matters should be properly presented at the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by such proxy with respect to such matters in accordance with their best judgment.

BOARD OF DIRECTORS

        The following table provides the names and country of residence of all persons proposed to be nominated for election as directors, the date on which each became a director of the Corporation, the number of voting Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each director, and a brief biography as at June 4, 2003.

Name, Country of Residence, Position in the Corporation and Common Shareholdings(1)	Biography
James N. Fernandez United States Director since July 30, 1999 Common Shareholdings: Nil
James N. Fernandez is the Executive Vice President and Chief Financial Officer of Tiffany & Co. He is a C.P.A. and a member of the American Institute of Certified Public Accountants, the Financial Executives Institute and the Institute of Management Accountants.
Robert A. Gannicott Canada President and Chief Executive Officer Director since June 19, 1992 Common Shareholdings: 859,050
Robert A. Gannicott was appointed the President and Chief Executive Officer of the Corporation in September 1999. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has recently chaired the CIM/OSC Diamond Exploration Disclosure Committee. He is a director of Navigator Exploration Corp. and Platinova A/S of Nuuk, Greenland.
John C. Lamacraft(3)(4) Canada Director since February 16, 1996 Common Shareholdings: 250,000
John C. Lamacraft is a Chartered Accountant (Ontario 1968). He was President and Chief Executive Officer of Conwest Exploration Company Ltd. from 1979 until 1996, when it merged with Alberta Energy Co. Ltd. He continued as a director of Alberta Energy Co. Ltd., and its successor EnCana Corporation, until April 2003. Mr. Lamacraft has served as a director of the Corporation since 1996 and as Chairman of the Board since September 1999. Mr. Lamacraft has served as a director on numerous company boards.
Thomas J. O'Neill(2)(3)(4) France Director since July 22, 2002 Common Shareholdings: Nil
Thomas J. O'Neill is a director and President Worldwide, Burberry Group plc, a British retailer and luxury goods company. Mr. O'Neill began his career in luxury retailing with Tiffany & Co. in 1984, where he last served as Executive Vice President with responsibility for international markets. In 1997, Mr. O'Neill left Tiffany to become President of Louis Vuitton, Americas, as well as Chief Executive Officer of the fashion house Marc Jacobs, and ultimately served as the President and Chief Executive Officer of the LVMH Fashion Group in the Americas. In 2000, he was moved to Paris and appointed President and Chief Executive Officer of the newly created LVMH Jewelry Division. He joined Burberry in 2001.
J. Roger B. Phillimore England Director since November 17, 1994 Common Shareholdings: 166,000
J. Roger B. Phillimore is a corporate director and advisor to companies primarily in the natural resource industry. He is the Deputy Chairman of Lonmin plc, a mining corporation based in Britain. For 20 years up to 1993, he was employed by the Anglo American Corporation of South Africa group of companies, including 11 years as a senior executive and director of Minorco S.A.
D. Grenville Thomas(4) Canada Director since July 7, 1980 Common Shareholdings: 780,117
D. Grenville Thomas is a mining engineer and is the Corporation's founder and current Honorary Chairman, after having served as President and Chief Executive Officer until 1996 and Chairman from 1996 until 1998. From 1967 to 1976 he worked as a self-employed mineral property prospector and contractor, focusing primarily on properties located in the Northwest Territories. He is a director of Navigator Exploration Corp. and Strongbow Resources Inc.

Eira M. Thomas(2) Canada Director since April 28, 1998 Common Shareholdings: 121,500
Eira M. Thomas is a geologist and is the President and a director of Navigator Exploration Corp. and Chief Executive Officer of Stornoway Ventures Ltd. Prior to joining Navigator and Stornoway, she worked with the Corporation as a geologist and went on to become Vice-President, Exploration for the Corporation. She is on the boards of WGI Heavy Minerals Incorporated, the Prospectors and Developers Association of Canada and the Northwest Territories Chamber of Mines.
Lars-Eric Johansson(2)(3)(4) Canada
Lars-Eric Johansson is the Executive Vice-President and Chief Financial Officer of Noranda Inc. From September 1989 to June 2002, he was the Senior Vice-President and Chief Financial Officer of Falconbridge Limited. Mr. Johansson is Chairman of the Board of Forsbecks AB, Sweden and also is a director of Novicourt Inc., Falconbridge Dominicana and C.porA, Dominican Republic.

(1)
"Common Shareholdings" refers to the number of Common Shares of the Corporation owned by each nominee for election as director and includes all Common Shares beneficially owned, directly or indirectly, or over which such nominee exercised control or direction. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)
Member of the Audit Committee.

(3)
Member of the Human Resources and Compensation Committee.

(4)
Member of the Corporate Governance Committee.

        The Corporation does not have an Executive Committee.

        The Board has determined that age 70 would be an appropriate age for retirement for Board members. Having reached this age, John H. Parker O.C. and Honorable Donald S. Macdonald, P.C., C.C., who have served the Corporation well as directors since December, 1992 and February, 1999, respectively, will not be standing for re-election.

Compensation of Directors

        The Corporation's policy, with respect to directors' compensation, was developed by the Human Resources and Compensation Committee with reference to comparative data and recommendations of the Corporation's compensation consultants and was, subsequently, approved by the Board, effective February 1, 2003. Non-executive Directors are paid an annual retainer fee of $35,000 and Chairs of Committees of the Board are paid an additional annual retainer of $5,000. All directors, with the exception of executive officers, are paid meeting fees of $1,500 per meeting of the Board or any Committee thereof, with an extra meeting fee of $1,500 for directors who travel from out of the province. Directors are entitled to an initial stock option grant of 15,000 Common Shares at the time they are first appointed or elected to the Board and subsequent annual stock option grants of 5,000 Common Shares. Directors are also entitled to be reimbursed for all travel and out-of-pocket costs properly incurred in carrying out their duties as directors.

        In addition to regular director's compensation, J. Roger B. Phillimore was paid $200,000 during the year in respect of consulting services in accordance with a consulting agreement dated September 1, 1999. In addition, Mr. Phillimore was granted an option to purchase 50,000 Common Shares at $23.35 per share in consideration for his consulting services. These options have a 10 year term.

BOARD OF DIRECTORS' MEETINGS HELD AND ATTENDANCE OF DIRECTORS

        The information presented below reflects meetings of the Board of Directors' and Committees held and attendance of the directors for the fiscal year ended January 31, 2003. Robert A. Gannicott, President and Chief Executive Officer, is not a member of any of the Corporation's Committees.

Summary of Board and Committee Meetings Held

Meetings
Board of Directors:	8
Corporate Governance Committee:	5
Audit Committee:	5
Human Resources and Compensation Committee	3

Summary of Attendance of Directors

	Board Meetings Attended	Committee Meetings Attended
James N. Fernandez	7	12 of 13
Robert A. Gannicott	8	—
John C. Lamacraft	8	9 of 10
Hon. Donald S. Macdonald, P.C., C.C.(1)	7	12 of 13
John H. Parker, O.C.(1)	8	13 of 13
J. Roger B. Phillimore	8	8 of 8
D. Grenville Thomas	7	5 of 5
Eira M. Thomas	7	4 of 5
Thomas J. O'Neill(2)	3	1 of 1

(1)
Messrs. Macdonald and Parker are not standing for re-election at the Meeting.

(2)
Thomas J. O'Neill became a director on July 22, 2002 and has attended all Board meetings, and all Committee meetings of which he is a member, since becoming a director.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

        None of the directors or senior officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or senior officers of the Corporation since the commencement of the Corporation's last completed financial year, none of the other insiders of the Corporation and no associate or affiliate of any of the foregoing persons has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors. The directors and senior officers of the Corporation hold, or exercise control or direction over, an aggregate 2,266,162 Common Shares but will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of Common Shares.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

        Except as described in this section, none of the insiders of the Corporation, no nominee for election as a director of the Corporation and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

        James N. Fernandez is the Executive Vice-President of Tiffany & Co. ("Tiffany"). In 1999, the Corporation and Tiffany entered into a strategic alliance. The Aber-Tiffany agreement, signed in July 1999, involved a $104 million private placement of Aber equity (currently approximately 14.6% of the outstanding equity of the Corporation) and a 10-year diamond purchase agreement through an Aber-Tiffany partnership vehicle of a minimum of US$50 million per year commencing at the beginning of production from the Diavik diamond mine. The diamond supply agreement was revised in March 2003 to allow for direct sales of rough diamonds by Aber Diamond Mines Ltd., a wholly owned subsidiary of the Corporation located in Yellowknife, Northwest Territories, to Tiffany rather than through the Aber-Tiffany partnership vehicle. In March 2003, the supply of diamonds commenced to Tiffany under the terms of the agreement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation maintains a directors' and officers' liability insurance policy with a policy limit of $20,000,000 that is subject to a $100,000 corporate deductible. The policy is renewed annually. The current policy has an annual premium of $232,000 and expires July 10, 2003.

        The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its subsidiaries. The policy also provides protection to the Corporation for claims made against directors and officers for which the Corporation has granted directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        As of the date hereof, no director, executive officer or senior officer of the Corporation, or proposed nominee for election as director, or any of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The fundamental responsibility of the Board of Directors (the "Board") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. In accordance with specific Guidelines adopted by the Board, its specific responsibilities are to:

  •
  establish and maintain an appropriate system of corporate governance, including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and committee meetings for in camera discussions without management present;

  •
  appoint the Chief Executive Officer and senior officers, approve their compensation, and monitor the Chief Executive Officer's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

  •
  review and evaluate the strategic planning process and approve and monitor the corporate strategic plan;

  •
  ensure that a system is in place to identify significant risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks;

  •
  ensure that an adequate system of internal control is maintained to safeguard the Corporation's assets and the integrity of its financial and other reporting systems;

  •
  ensure that a comprehensive compensation strategy is maintained which includes competitive industry positioning, weighting of compensation elements and relationship of compensation to performance;

  •
  review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and financial reporting requirements;

  •
  ensure that processes are maintained to address applicable regulatory, corporate, securities and other compliance matters, and that due diligence processes and appropriate controls are in place with respect to all applicable requirements including, certification requirements, regarding the Corporation's financial disclosure;

  •
  ensure that a system for corporate communications to all stakeholders exists including processes for consistent, transparent, regular, and timely public disclosure;

  •
  approve the slate of directors for nomination to the Board and maintain appropriate practices for the regular evaluation of the effectiveness of the Board including Board committees and their respective Charters, and the effectiveness of individual directors;

  •
  maintain a system authorizing and monitoring the limits of authority delegated to management;

  •
  approve annual operating and capital budgets;

  •
  review operating and financial performance results relative to established strategy, budgets, and objectives;

  •
  review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business;

  •
  ensure that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of senior management;

  •
  in addition to the above, adhere to all other Board responsibilities as set forth in the Corporation's By-laws and other statutory and regulatory requirements

  •
  To assist the Board in the implementation of key policies, it delegates some of its responsibilities to committees. The Board has an Audit Committee, a Human Resources and Compensation Committee and a Corporate Governance Committee, all of which are currently composed entirely of unrelated directors.

        The Corporation has a Chairman of the Board who is an outside and unrelated director. The fundamental responsibilities of the Chairman of the Board are to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and that the Board carries out its responsibilities effectively.

        In the last year, both management and the Board have conscientiously monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance, increasing corporate accountability and enhancing the transparency of public company disclosure. One of the most significant developments affecting the Corporation is the U.S. Sarbanes-Oxley Act signed into law on July 30, 2002. This law increases management accountability for violations of U.S. securities laws and revises U.S. securities laws governing corporate disclosure and conflicts of interest. Many provisions of this act apply to the Corporation as a non-U.S. public company with securities listed on a U.S. exchange. An important aspect of this law that has been implemented by the U.S. Securities and Exchange Commission is the certification of disclosure in a foreign company's annual report. The Corporation's principal executive officer and principal financial officer are required to certify financial and other information contained in the Corporation's Annual Report filed with the U.S. Securities and Exchange Commission. Mr. Robert A. Gannicott, the President and Chief Executive Officer, and Mr. Andrew B. Adams, the Chief Financial Officer, made the required certifications on the Annual Report relating to the year ended January 31, 2003.

        The Corporation has a sound governance structure in place at both management and board levels and a comprehensive system of internal controls relating to financial record reliability. These structures and systems are continually assessed, reviewed and enhanced in light of ongoing Canadian and U.S. regulatory developments affecting corporate governance, accountability and disclosure. In anticipation of these new regulatory developments, the Board has reviewed and amended the Corporation's corporate governance practices and will continue to do so on an ongoing basis in response to the evolving standards. In addition, the Corporate Governance Committee has reviewed and revised, and the board has approved such revisions to, the Charters for each of the Audit Committee, the Corporate Governance Committee and the Human Resources and Compensation Committee, as set out in Schedules B, C and D respectively, and has reconstituted the membership of each of the committees.

        The Board believes the Corporation is in compliance with the Toronto Stock Exchange ("TSX") guidelines. In Schedule A to this Circular entitled "Statement of Corporate Governance Practices", the Corporation's governance procedures are compared with the TSX guidelines for corporate governance.

REPORT OF THE AUDIT COMMITTEE

        The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities with respect to the quality and integrity of financial information, and reporting disclosure, risk management, the performance, qualifications and independence of the external auditor, the performance of the internal audit function, and legal and regulatory compliance.

        In fulfilling its Charter during the year, the Audit Committee:

  •
  discussed and reviewed with management and the external auditors the Corporation's annual audited financial statements and related documents prior to their filing or distribution and formally recommended their approval to the Board;

  •
  reviewed with management and the external auditors and formerly recommended for approval to the Board the Corporation's quarterly unaudited financial statements and related documents, including Management's Discussion and Analysis;

  •
  arranged for and reviewed the reports provided to the Committee by management and the external auditors on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls;

  •
  reviewed and discussed significant financial risks or exposures and assessed the steps management had taken to monitor, control, report and mitigate such risks to the Corporation;

  •
  reviewed the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans, and provided the Committee's view to the Board;

  •
  reviewed legal and regulatory matters that could have a material impact of the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies;

  •
  reviewed policies and practices with respect to hedging activities;

  •
  met on a regular basis with the external auditors (without management present) and had the external auditors available to attend Committee meetings;

  •
  reviewed and discussed with the external auditors all significant relationships that the external auditors and their affiliates had with the Corporation and its affiliates in order to determine the external auditors' independence;

  •
  reviewed and evaluated the performance of the external auditor and the lead partner of the external auditor's team, made a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation's shareholders, the terms of engagement of the external auditors, together with their proposed fees, external audit plans and results, and the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors; and

  •
  established the function of the internal auditor.

        On behalf of the members of the Audit Committee during the year — J. Roger B. Phillimore (Chair), James N. Fernandez, John C. Lamacraft, Honourable Donald S. Macdonald, P.C., C.C., John H. Parker O.C. and Eira M. Thomas.

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

        The primary functions of the Human Resources and Compensation Committee are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and to make recommendations to the Board as appropriate.

        In fulfilling its Charter during the year, the Human Resources and Compensation Committee:

  •
  Approved, and reported to the Board the granting of stock options pursuant to the Corporation's Stock Option Plan and reviewed and recommended to the Board of Directors:

  •
  the Corporation's overall executive compensation strategy in conjunction with the President and Chief Executive Officer, including competitive industry positioning, weighting of compensation elements and relationship of compensation to performance;

  •
  the President and Chief Executive Officer's recommendation for all corporate compensation and benefit plans including proposed salary ranges, bonuses, stock options, and any other forms of compensation;

  •
  the President and Chief Executive Officer's recommendation for salaries, budgets, organization and manpower plans, and succession planning;

  •
  the compensation of the non-executive Chairman of the Board; and

  •
  the compensation of the President and Chief Executive Officer.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

        The Charter of the Corporate Governance Committee is to manage the corporate governance system for the Board and to assist the Board to fulfill its duty to meet the applicable legal, regulatory and self-regulatory business principals and codes of best practice of corporate behaviour and conduct.

        In fulfilling its Charter during the year, the Corporate Governance Committee:

  •
  acted in an advisory capacity to the Board;

  •
  monitored the effectiveness of the corporate governance system and recommended changes to the Board;

  •
  recommended to the Board candidates for nomination for election as directors based on selection criteria and individual characteristics;

  •
  reviewed the credentials of nominees for re-election as directors against criteria and conflicts of interest, changes in occupation and issues of independence;

  •
  recommended to the Board the allocation of Board members to the various Committees of the Board;

  •
  reviewed the Charters of the Committees and made recommendations to the Board for revisions to such Charters;

  •
  reviewed succession planning for the President and Chief Executive Officer;

  •
  considered the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members;

  •
  prepared the annual disclosure to the shareholders, a report which describes the Corporation's corporate governance practices;

  •
  reviewed director compensation and made recommendations to the Board;

  •
  reviewed the retirement age for directors;

  •
  established a Corporate Disclosure Policy and a Committee to administer such Policy; and

  •
  formulated procedures to respond to Canadian and U.S. regulatory developments aimed at improving corporate governance.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

        During the fiscal year ended January 31, 2003, the Corporation had five Named Executive Officers, as defined in Form 40 of the Securities Act (Ontario), and as set out in the Summary Compensation Table below.

Summary Compensation Table

        The following table sets forth the compensation awarded, paid to or earned by the Corporation's Named Executive Officers during the three most recently completed financial years.

SUMMARY COMPENSATION TABLE

Long-Term Compensation
Annual Compensation
Securities Under Options Granted (#)
Name and Principal Position	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)		All Other Compensation ($)
Robert A. Gannicott President & Chief Executive Officer	Jan. 31, 2003 Jan. 31, 2002 Jan. 31, 2001	$600,000 550,000 400,000	$420,000 1,000,000 600,000	Nil Nil Nil	200,000 300,000 15,000	Nil Nil 20,000(2)
Andrew B. Adams Vice-President & Chief Financial Officer	Jan. 31, 2003 Jan. 31, 2002 Jan. 31, 2001	$300,000 300,000 250,000	$120,000 500,000 125,000	Nil Nil Nil	30,000 100,000 Nil	Nil Nil Nil
Matthew L. Manson Vice-President, Marketing	Jan. 31, 2003 Jan. 31, 2002 Jan. 31, 2001	$165,000 150,000 120,000	$49,500 75,000 60,000	Nil Nil Nil	25,000 50,000 60,000	Nil Nil Nil
Michael A. Ballantyne Vice-President, Northwest Territories	Jan. 31, 2003 Jan. 31, 2002 Jan. 31, 2001	$165,000 120,000 110,000	$46,500 Nil 16,000	Nil Nil Nil	Nil 10,000 Nil	Nil Nil Nil
James Pounds(3) Vice-President, Sales	Jan. 31, 2003	$157,100	$47,130	Nil	50,000	Nil

(1)
Perquisites and other personal benefits for Named Executive Officers are not included since they do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any Named Executive Officer.

(2)
Consists of directors fees of $20,000 in fiscal year ending January 31, 2001.

(3)
James Pounds was appointed Director, Sales on August 1, 2002.

        The aggregate direct remuneration paid or payable by the Corporation and its subsidiaries whose financial statements are consolidated with those of the Corporation to the directors and senior officers of the Corporation was $3,318,748.

Option Grants During the Most Recently Completed Financial Year

        The following table sets forth the options granted to the Corporation's Named Executive Officers during the most recently completed financial year.

OPTION GRANTS DURING THE YEAR ENDED JANUARY 31, 2003

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	% OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR	EXERCISE OR BASE PRICE ($/SECURITY)	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF THE GRANT ($/SECURITY)	EXPIRATION DATE
Robert A. Gannicott	200,000	32%	$23.35	$23.35	Feb. 5, 2012
Andrew B. Adams	30,000	5%	$23.35	$23.35	Feb. 5, 2012
Matthew L. Manson	25,000	4%	$23.35	$23.35	Feb. 5, 2012
James Pounds	50,000	8%	$27.60	$27.60	June 27, 2012

Option Exercises and Year-end Option Values

        The following table sets forth any exercises of, and the year-end value of, incentive stock options held by the Corporation's Named Executive Officers.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-ENDED OPTION VALUES

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at Year-end		Value of Unexercised In-the-Money Option at Year-end ($)(1)
Name
	(#)	($)	Exercisable(#)	Unexercisable(#)	Exercisable($)	Unexercisable($)
Robert A. Gannicott	Nil	N/A	526,250	303,750	9,272,500	3,435,000
Andrew B. Adams	Nil	N/A	207,500	72,500	3,950,625	961,875
Matthew L. Manson	Nil	N/A	116,250	58,750	1,786,563	772,188
Michael A. Ballantyne	5,000	$101,750	40,000	5,000	789,500	83,250
James Pounds	Nil	N/A	12,500	37,500	18,750	56,250

(1)
Based on the last trade of the Common Shares on The Toronto Stock Exchange prior to the close of business on January 31, 2003, of $29.10.

Employment Contracts

        Pursuant to an executive employment agreement with Robert A. Gannicott, the President and Chief Executive Officer, the Corporation has agreed that if his executive employment agreement is terminated without just cause, or if he elects to terminate the agreement within six months of a change in control, he will be entitled to receive a payment equal to three years annual compensation. The other Named Executive Officers similarly have executive employment contracts that would entitle them to a payment of two years annual compensation in such circumstances.

Human Resources and Compensation Committee Report on Executive Compensation

        The Corporation's policy for determining executive compensation is based on the following fundamental principles:

  •
  Management's fundamental objective is to maximize long term shareholder value;

  •
  Performance is the key determinant of pay for executive officers; and

  •
  The executive officers have clear management accountabilities.

        The pivotal and continuing theme of the Corporation's compensation policy has been to tie remuneration to the financial performance of the Corporation and the enhancement of shareholder value. This underlies the need to attract, retain and motivate outstanding executive talent.

        In determining compensation for most senior executives, the Corporation considers the compensation practices of companies that operate in similar industries or that are comparable in size and with whom the Corporation competes for executive talent. This competitive information is provided by external consultants retained by the Corporation. Subject to the discretion of the Human Resources and Compensation Committee and the Board, the Corporation seeks to position total compensation, when planned results are achieved, for its executives, including base salary, annual and long-term incentives competitively with that paid by the comparator group, for positions with equivalent responsibilities and scope.

        Compensation is comprised of four main components: base salary, annual incentive, long-term incentive and benefits. The Human Resources and Compensation Committee annually reviews each component and relevant competitive factors and makes recommendations based on individual performance, taking into account leadership abilities, retention risk and succession plans.

Base Salaries

        Base salaries are established according to the criteria set forth above.

Annual Bonus Incentive

        Along with the establishment of competitive salary structures and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize high levels of performance by linking achievement of specific goals with variable compensation in the form of annual bonus awards.

        The bonus opportunity is established and adjusted, as required, to remain competitive with the Corporation's comparator group of companies. Target bonus awards range from 30% to 70% of base salary for the executive group. Actual bonus compensation for executive officers is determined on the basis of corporate and individual performance.

Long-Term Incentive

        The Corporation relies on the grant of stock options to align management interest with shareholder value. Grant ranges are established independently each year to provide competitive long-term incentive value with that provided by the comparator group, with significant recognition of contribution and potential in the individual awards. The options have a ten-year term and an exercise price equal to fair market value at the time of grant.

Benefits

        Benefits are maintained at a level that is considered competitive with similar companies.

Chief Executive Officer Compensation

        The Summary Compensation Table summarizes the compensation data for the President and Chief Executive Officer and other Named Executive Officers.

        The President and Chief Executive Officer's annual compensation is set by the Board and comprises the components described above. The President and Chief Executive Officer's target bonus opportunity is 70% of his base salary.

        The individual performance of the President and Chief Executive Officer is measured against the goals, objectives and standards set annually between the President and Chief Executive Officer and the Human Resources and Compensation Committee. The goals include both financial and non-financial dimensions, covering performance in the following areas: financial performance, marketing, operations, human resources management, technology and information infrastructure management, strategic planning and corporate governance.

        Based on a review of the foregoing, and the relevant competitive factors, the Human Resources and Compensation Committee rates the performance of the President and Chief Executive Officer as part of his performance review and recommends to the Board of Directors his compensation based on his and the Corporation's performance.

        On behalf of the members of the Human Resources and Compensation Committee during the year — James N. Fernandez (Chair), Honourable Donald S. Macdonald P.C., C.C., John H. Parker O.C., J. Roger B. Phillimore, John C. Lamacraft and Thomas J. O'Neill.

Performance Graph

        The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of The S&P/TSX Composite Index (formerly the TSE 300 Composite Index). For this purpose, the yearly change in the Corporation's cumulative total shareholder return is calculated by dividing the difference between the price for the Common Shares at the end and the beginning of the "measurement period" by the price for the Common Shares at the beginning of the measurement period. "Measurement period" means the period beginning at the market close on the last trading day before the beginning of the Corporation's fifth preceding financial year, through and including the end of the Corporation's most recently completed financial year.

	Jan. 31, 1998	Jan. 31, 1999	Jan. 31, 2000	Jan. 31, 2001	Jan. 31, 2002	Jan. 31, 2003
Aber	$100.00	$64.52	$52.26	$82.90	$154.84	$187.74
S&P/TSX Composite (Gold)	$100.00	$102.07	$130.60	$145.23	$121.08	$105.91

BOARD APPROVAL

        The directors of the Corporation have approved the contents and sending of this Management Proxy Circular to the shareholders.

/s/ Lyle R. Hepburn
(Signed) LYLE R. HEPBURN
Corporate Secretary
June 4, 2003

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Toronto Stock Exchange (the "TSX") requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance in a "Statement of Corporate Governance Practices". Section 473 of the TSX Company Manual (the "Manual") requires that this statement constitute a complete description of a company's system of corporate governance, with specific reference to each of the fourteen principal guidelines set out in section 474 of the Manual. In turn, section 475 of the Manual requires that this disclosure be complete. Accordingly, where a company's system differs from those guidelines, or to the extent that the guidelines do not apply to a company's system, the statement must explain any difference or inapplicability.

        The following report by the Corporate Governance Committee describes the corporate governance practices of Aber Diamond Corporation (the "Corporation") as compared to the TSX's Guidelines on Corporate Governance.

TSX Guidelines		Does the Corporation Align?	The Corporation's Practice
(1)
	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes
The board of directors (the "Board") has the responsibility to manage or supervise the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation's President and CEO and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. As part of its duties, the Board reviews, through reports from the Corporate Governance Committee, and approves the structure, Charter and composition of its committees. It also receives and reviews regular and timely reports of the activities and findings of those committees. Directors receive minutes of all Committee meetings.

(a)	adoption of a strategic planning process;	Yes
Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

Throughout the year, the Board reviews management's and the Corporation's performance against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.
(b)	the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	Yes
The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation's business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation's business activities.
(c)	succession planning, including appointing, training and monitoring senior management;	Yes
The Board regularly reviews management succession plans and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation and approves their appointments and compensation.

(d)	a communications policy for the corporation; and	Yes
The Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of the Corporation. It reviews all material public communications and seeks to ensure that the Corporation communicates effectively with its shareholders and other stakeholders. The Board has procedures in place to ensure effective communication between the Corporation, its shareholders, investors and the public, including the dissemination of information on a regular and timely basis. Both the President & CEO and the Vice-President and Chief Financial Officer have dedicated a portion of their time to communicating with shareholders and prospective investors. Through its Director, Investor Relations, the Corporation responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media. Information is also widely available at the Corporation's website located at www.aber.ca.
(e)	the integrity of the corporation's internal control and management information systems.	Yes
The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems covering, for example, expenditure approvals, financial controls, environment and health and safety matters. Such systems are designed to inform the Board of the integrity of the financial and other data of the Corporation and are subject to audit reviews. Management is required to comply with legal and regulatory requirements with respect to all of the Corporation's activities.

(2)
	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.	Yes
The Board of directors of the Corporation currently consists of nine individuals, of which six are unrelated. Upon election of the new proposed slate of directors, the Board will consist of eight individuals, of which five are unrelated.

The Corporation does not have a significant shareholder. The shares are principally held by various institutional shareholders and its largest shareholder, Tiffany & Co.
(3)
	The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	Yes
As indicated above, five proposed directors are considered by the Board to be unrelated directors. In making that determination, the Board has considered all business or other relationships which each director has with the Corporation and, with respect to the directors the Board has determined to be unrelated, has concluded that such business or other relationships, where they exist, could not reasonably be perceived to materially interfere with each director's ability to act in the best interest of the Corporation.

The Board has determined that the related directors include Robert Gannicott, the President and CEO of the Corporation; James Fernandez because of his position with Tiffany & Co., and Roger Phillimore because of his consulting arrangement with the Corporation.

(4)
	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes
The Corporate Governance Committee, composed entirely of unrelated directors is, among other things, Charterd to consider all proposed nominees for director and to recommend nominees to the Board. The Committee also recommends desired background and qualifications for director nominees, taking into account the needs of the Board at the time. Breadth of perspective, experience and judgement are critical qualities of a director and strongly influence the selection criteria for Board membership. All directors serve or have served on a number of corporate boards and bring a broad base of international experience and expertise to Board deliberations.
(5)
	Every board of directors should implement a process to be carried out by the Corporate Governance Committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	Yes
The Board assessment is done periodically and consists of an interview and discussion by the Chairman of the Corporate Governance Committee with each director on an informal basis. The Committee addresses issues such as director representation in terms of expertise and experience, Board size, director succession planning, meeting quality and efficiency, director contribution and interaction, management effectiveness and the Board's relationship with management.
(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes
New directors are provided with a comprehensive information package on the Corporation and its management and are fully briefed by senior management on the corporate organization and key current issues. Visits to key operations are also arranged for new directors.

Ongoing training and development of directors consists of similar components, i.e., updated written corporate information, site visits and presentations by experts in numerous fields that are important to the Corporation's interests.

(7)
	Every board of directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes
The Board and the Corporate Governance Committee, with the Chairman of the Board, monitor the size of the Board to ensure effective decision-making. The Corporate Governance Committee also develops, reviews and monitors, in consultation with the Chairman of the Board, criteria for selecting directors by assessing their qualification, personal qualities, geographical representation, business background and diversified experience. The directors have proposed eight nominees for the position of director in the upcoming year.
(8)
	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes
The adequacy and form of director compensation is reviewed on an annual basis. In addition to directors' responsibilities and time commitment, this review also takes into account peer companies' director remuneration.

Directors also receive annual grants of stock options, thus providing an incentive to work for increases in the value of the Corporation and aligning the interests of directors with other shareholders. Directors who are executives of the Corporation do not receive additional remuneration for their services as director.
(9)
	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes	Each of the Audit Committee, the Human Resources and Compensation Committee and the Corporate Governance Committee is composed entirely of unrelated directors.
(10)
	Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	Yes
The Corporate Governance Committee is responsible for developing and reviewing, with recommendations to the Board where appropriate, the Corporation's approach to all matters of corporate governance, including the Corporation's response to the TSX Guidelines, and reporting thereon to the Board.

(11)
	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes
The Board has plenary power to manage and supervise the management of the business and affairs.

The Board has established and approved the duties and responsibilities that have been delegated to senior management.

The CEO's position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the CEO are developed jointly by the Board and the CEO. The attainment of these objectives is reviewed by all directors. The CEO is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Management is required to seek the Board's approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.
(12)
	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.	Yes
The Board has appointed John C. Lamacraft, who is not a member of management and is unrelated, as its Chairman. One of his principal responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management.

The Corporate Governance Committee, composed entirely of unrelated directors, is responsible for reviewing and assessing the independence, performance and effectiveness of the Board and its committees and the contribution of individual directors.

The Board has established a policy of having the outside directors conduct a private session independent of management as part of each Board meeting.

(13)
	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes
The Audit Committee, composed entirely of unrelated directors, meets regularly with the Corporation's financial management team, and with the external auditors without management present, to satisfy itself and the Board that shareholders receive timely and accurate reports on the financial status of the Corporation and that the Corporation's system of internal controls is working satisfactorily. In doing so, it draws on the resources and expertise of the Corporation's financial management team, as well as those of the external auditors. It reviews and reports to the Board regularly on matters involving internal controls, environmental provisions, financial reporting and disclosure.
(14)
	The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Individual directors may engage outside advisors with the authorization of the Corporate Governance Committee.

SCHEDULE B
AUDIT COMMITTEE CHARTER

MANDATE

        The Audit Committee is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities.

        The Committee's primary duties and responsibilities are to:

  •
  Review and approve management's identification of principal financial risks and monitor the process to manage such risks.

  •
  Review and assess management's overall process to identify principal risks that could affect the achievement of the corporation's business plans.

  •
  Oversee and monitor the Corporation's compliance with legal and regulatory requirements.

  •
  Be directly responsible for the appointment, compensation and oversight of the external auditors.

  •
  Oversee audits of the Corporation's financial statements.

  •
  Oversee and monitor the qualifications, independence and performance of the Corporation's external auditors and internal auditing department.

  •
  Oversee and monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

  •
  Provide an avenue of communication among the external auditors, management, the internal auditing department, and the Board.

  •
  Report to the Board regularly.

        The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

MAJOR RESPONSIBILITIES AND FUNCTIONS

Review Procedures

        Review and update the Committee's charter at least annually and provide a summary of the Committee's composition and responsibilities in the Corporation's annual report or other public disclosure documentation.

        Provide a summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation's annual report filed with the United States Securities and Exchange Commission.

Annual Financial Statements

1.
Discuss and review with management and the external auditors the Corporation's annual audited financial statements and related documents prior to their filing or distribution. Such review to include:

a)
the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any specific steps adopted in light of material control deficiencies;

b)
a review of the use of off-balance sheet financing, including management's risk assessment and adequacy of disclosure;

  c)
  a review of the external auditors' audit examination of the financial statements and their report thereon;

  d)
  a review of any significant changes required in the external auditors' audit plan;

  e)
  a review of any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors' work or access to required information; and

  f)
  a review of other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

2.
Review and formally recommend approval to the Board the Corporation's:

a)
year-end audited financial statements;

b)
Management's Discussion and Analysis;

c)
Annual Information Form.; and

d)
all prospectuses and information circulars as to financial information.

  The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation's financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

Quarterly Financial Statements

3.
Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formerly recommend for approval to the Board the Corporation's:

a)
quarterly unaudited financial statements and related documents, including Management's Discussion and Analysis; and

b)
any significant changes to the Corporation's accounting principles.

4.
Review and discuss quarterly reports from the external auditors regarding:

a)
all critical accounting policies and practices to be used;

b)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

c)
other material written communications between the external auditors and management. such as any management letter or schedule of unadjusted differences.

Internal Control Environment

5.
Ensure that management provide to the Committee an annual report on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls.

6.
Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.

7.
Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans and provide the Committee's view to the Board of Directors.

8.
Review significant findings prepared by the external auditors and the internal auditing department, together with management's responses.

9.
Review, in consultation with the internal auditors and the external auditors, the degree of coordination in the audit plans of the internal auditors and the external auditors, and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts.

  The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

Other Review Items

10.
Review policies and procedures with respect to officers' and directors' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.

11.
Review all insider transactions and related party transactions between the Corporation and any officers or directors.

12.
Review with the General Counsel, the head of internal audit and the external auditors the result of their review of the Corporation's monitoring compliance with each of the Corporation's published codes of business conduct and applicable legal requirements.

13.
Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact of the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies.

14.
Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.

15.
Review with the President & Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the Corporation's internal controls and procedures for financial reporting which could adversely affect the Corporation's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") within the required time periods and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation's internal controls and procedures for financial reporting.

External Auditors

16.
Be directly responsible, in the Committee's capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditors shall report directly to the Committee.

17.
Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

18.
Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (i) receiving and reviewing, as a part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.

19.
Review and evaluate:

a)
the external auditor's and the lead partner of the external auditors' team's performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation's shareholders or regarding the discharge of such external auditors;

b)
the terms of engagement of the external auditors, together with their proposed fees;

c)
external audit plans and results;

d)
any other related audit engagement matters; and

e)
the engagement of the external auditors to perform non-audit services, together with the fees therefore, and the impact thereof, on the independence of the external auditors.

20.
Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 18 and 19, evaluate the external auditors' qualifications, performance and independence, and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present its conclusions with respect to the external auditors to the Board.

21.
Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

22.
Recommend to the Board policies for the Corporation's hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Corporation.

23.
Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors, including a review of management consulting services and related fees provided by the external auditors compared to those of other audit firms.

Internal Audit Department and Legal Compliance

24.
Meet with the internal auditors as required, but in any event at least quarterly.

25.
Review and concur in the appointment, replacement, reassignment, or dismissal of the head of internal audit.

26.
Confirm and assure, annually, the independence of the internal audit department.

27.
Consider and review with management, the external auditors, and the head of internal audit:

a)
significant findings during the year and management's responses and follow-up thereto;

b)
any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information;

c)
any changes required in the planned scope of their audit plan;

d)
the resources, budget, reporting relationships and planned activities of the internal auditors;

e)
the internal audit department charter; and

f)
internal audit's compliance with the IIA's Standards for the Professional Practice of Internal Auditing (Standards).

Approval of Audit and Non-Audit Services

28.
Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit).

29.
Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

30.
If the pre-approvals contemplated in paragraphs 28 and 29 are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

31.
Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 28 through 30. The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

Other matters

32.
Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

33.
Report Committee actions to the Board with such recommendations, as the Committee may deem appropriate.

34.
Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

35.
The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the external auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

36.
The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

37.
The Committee shall evaluate its performance annually.

38.
Perform such other functions as required by law, the Corporation's charter or bylaws, or the Board.

39.
Consider any other matters referred to it by the Board.

40.
Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters, and (b) the confidential submission by employees of the Corporation of concerns regarding questionable accounting controls or auditing matters.

OPERATION OF COMMITTEE

Reporting

        The Committee shall report to the Board. The full Board shall be kept informed of the Committee's activities by a report following each Committee meeting.

Composition of Committee

        The Committee shall consist of not less than three Directors as determined by the Board, all of whom shall qualify as unrelated Directors and who are free from any relationship that would interfere with the exercise of his or her independent judgement.

        All members of the Committee shall be financially literate, as defined by the Board, and at least one member shall have accounting or related financial managerial expertise. In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

  •
  An understanding of generally accepted accounting principles and financial statements;

  •
  The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  •
  Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  An understanding of internal controls and procedures for financial reporting; and

  •
  An understanding of audit committee functions.

        Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

Appointment of Committee Members

        Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders' meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

Vacancies

        Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Chairman

        The Corporate Governance Committee will recommend an unrelated director as Chairman of the Committee to the Board for approval. The Board shall appoint the Chairman of the Committee.

        If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

        The Chairman presiding at any meeting shall not have a casting vote.

Secretary

        The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee.

Compensation

        Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Corporation or its affiliates. For greater certainty, director's fees are the only compensation an audit committee member may receive from the Corporation or its affiliates.

Committee Meetings

        The Committee shall meet at least quarterly at the call of the Chairman. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the external auditors.

        Committee meetings may be held in person, by video-conference, by means of telephone or by any combination of any of the foregoing.

Notice of Meeting

        Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to external auditors at least 48 hours prior to the time fixed for such meeting.

        A member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

        A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

Attendance at Meetings

        The President and Chief Executive Officer, the Chief Financial Officer, the Controller and the head of internal audit are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

        The Committee should meet, on a regular basis and without management present, with the head of internal audit, the external auditors, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

        The Committee may by specific invitation have other resource persons in attendance.

        The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

Minutes

        Minutes of Committee meetings shall be sent to all Committee members and to the external auditors.

Engaging Outside Resources

        The Committee is empowered to engage outside resources, as it deems advisable, at the expense of the Corporation.

SCHEDULE C
CORPORATE GOVERNANCE COMMITTEE CHARTER

MANDATE

        The Mandate of the Corporate Governance Committee is:

  •
  To manage the corporate governance system for the Board.

  •
  To assist the Board to fulfill its duty to meet the applicable legal, regulatory and self-regulatory business principals and codes of best practice of corporate behaviour and conduct.

MAJOR RESPONSIBILITIES AND FUNCTIONS

        In carrying out its charter, the Committee shall:

  •
  Act in an advisory capacity to the Board.

  •
  Monitor the effectiveness of the corporate governance system regularly and recommend changes to the Board.

  •
  Review policies governing the Board size, composition, selection criteria and nominating process.

  •
  Recommend to the Board candidates for nomination for election as directors based on selection criteria and individual characteristics.

  •
  Review annually the credentials of nominees for re-election as directors against criteria and conflicts of interest, changes in occupation and issues of independence.

  •
  Recommend to the Board the allocation of Board members to the various Committees of the Board.

  •
  Review on a periodic basis the charters of the Committees and make recommendations to the Board as deemed appropriate with respect to such charters.

  •
  Review on a periodic basis succession planning for the President and Chief Executive Officer and make recommendations to the Board as deemed appropriate.

  •
  Review any significant ethics related contraventions of regulations or policies.

  •
  Review the relationship between management and the Board and make recommendations with respect to such relationship where and when it is deemed appropriate.

  •
  Consider the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

  •
  Generally, discuss with the President and Chief Executive Officer before making recommendations to the Board, except where the Committee deems it inappropriate or not in the Corporation's best interests to do so.

  •
  Be available as a forum for addressing the concerns of individual directors.

  •
  Prepare annually for disclosure to the shareholders, a report which describes the Corporation's corporate governance practices.

  •
  Review on a periodic basis director compensation and make recommendations to the Board as deemed appropriate with respect to such compensation.

  •
  Review, from time to time, the retirement age for directors.

  •
  Determine the most appropriate orientation and education program of new Board and Committee members and the continued development of all members of the Board.

  •
  Annually meet with the Corporate Disclosure Committee.

  •
  Provide a report to the Board following each meeting of the Committee.

OPERATION OF COMMITTEE

Reporting

        The Committee shall report to the Board.

Composition of Committee

        The Committee shall consist of not less than three directors, all of whom shall qualify as unrelated directors.

Appointment of Committee Members

        Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders' meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

Vacancies

        Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Chairman

        The Committee will recommend an unrelated director as Chairman of the Committee to the Board for approval.

        If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

        The Chairman presiding at any meeting shall not have a casting vote.

Secretary

        The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee.

Committee Meetings

        The Committee shall meet at least semi-annually at the call of the Chairman. In addition, a meeting may be called by any director.

        Committee meetings may be held in person, by video-conference, by means of telephone or by any combination of any of the foregoing.

Notice of Meeting

        Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee at least 48 hours prior to the time fixed for such meeting.

        A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

        A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

Attendance at Meetings

        The President and Chief Executive Officer is expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without the President and Chief Executive Officer, or any other member of management, being present.

        The Committee may by specific invitation have other resource persons in attendance.

        The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

Minutes

        Minutes of Committee meetings shall be sent to all Committee members.

Engaging Outside Resources

        The Committee is empowered to engage outside resources, as it deems advisable, at the expense of the Corporation.

SCHEDULE D
HUMAN RESOURCES AND COMPENSATION COMMITTEE CHARTER

MANDATE

        The primary function of the Human Resources and Compensation Committee is to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and making recommendations to the Board as appropriate.

MAJOR RESPONSIBILITIES AND FUNCTIONS

  •
  Review and, where appropriate, recommend to the Board of Directors:

  •
  The Corporation's overall executive compensation strategy in conjunction with the President and Chief Executive Officer, including competitive industry positioning, weighting of compensation elements and relationship of compensation to performance.

  •
  At least annually, the President and Chief Executive Officer's recommendation for all corporate compensation and benefit plans including proposed salary ranges, bonuses, stock options, and any other forms of compensation.

  •
  Annually the President and Chief Executive Officer's recommendation for salaries, budgets, organization and manpower plans, and succession planning.

  •
  Annually, performance appraisals and overall compensation as recommended by the President and Chief Executive Officer for senior officers.

  •
  After consultation with the President and Chief Executive Officer, appointment of new officers.

  •
  Annually, the compensation of the non-executive Chairman of the Board.

  •
  Annually, the compensation of the President and Chief Executive Officer.

  •
  Employment and pay equity issues.

  •
  Any amendments to the Corporation's stock option plan.

  •
  Any proposed new plan involving compensation and benefits.

  •
  Approve, and report to the Board:

  •
  The terms of any employment contracts or change of control agreements with senior management, including termination benefits.

  •
  The making of a loan to any director, officer or employee for any reason whatsoever.

  •
  The granting of stock options pursuant to the Corporation's Stock Option Plan.

  •
  Prepare such reports as are necessary or required for disclosure to shareholders with respect to the Corporation's compensation policies and practices and, in particular, in regard to the President and Chief Executive Officer's compensation the factors used as the basis for compensation, their relative weighting and their relation to the competitive marketplace and to corporate performance.

  •
  Annually review and assess management development programs to enhance individual effectiveness and preparedness for greater responsibilities.

OPERATION OF COMMITTEE

Reporting

        The Committee shall report to the Board.

Composition of Committee

        The Committee shall consist of not less than 3 directors, all of whom shall qualify as unrelated directors.

Appointment of Committee Members

        Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders' meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

Vacancies

        Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Chairman

        The Corporate Governance Committee will recommend an unrelated director as Chairman of the Committee to the Board for approval. The Board shall appoint the Chairman of the Committee. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

        The Chairman presiding at any meeting shall not have a casting vote.

Secretary

        The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee.

Committee Meetings

        The Committee shall meet at least semi-annually at the call of the Chairman. In addition, a meeting may be called by any director.

        Committee meetings may be held in person, by video-conference, by means of telephone or by any combination of any of the foregoing.

Notice of Meeting

        Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee at least 48 hours prior to the time fixed for such meeting.

        A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

        A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

Attendance at Meetings

        The President and Chief Executive Officer is expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without the President and Chief Executive Officer, or any other member of management, being present.

        The Committee may by specific invitation have other resource persons in attendance.

        The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

Minutes

        Minutes of Committee meetings shall be sent to all Committee members.

Engaging Outside Resources

        The Committee is empowered to engage outside resources, as it deems advisable, at the expense of the Corporation.

EXHIBIT 99.2.2

ABER DIAMOND CORPORATION
PROXY
ANNUAL MEETING OF SHAREHOLDERS
JULY 18, 2003

        The undersigned shareholder of Aber Diamond Corporation (the "Corporation") hereby nominates, constitutes and appoints John C. Lamacraft, or failing him, Robert A. Gannicott, both directors of the Corporation, or instead of either of them                                                            , as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 18th day of July, 2003 (the "Meeting") to be held at The TSX Conference Centre and Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

1.	For the election of the following persons as directors of the Corporation, to hold office until the next annual meeting of shareholders or until their successors are elected:
James N. Fernandez, Robert A. Gannicott, John C. Lamacraft, Thomas J. O'Neill, J. Roger B. Phillimore, D. Grenville Thomas, Eira M. Thomas and Lars-Eric Johansson
VOTE FOR ☐ WITHHOLD VOTE ☐
2.	For the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix their remuneration.
VOTE FOR ☐ WITHHOLD VOTE ☐
DATED this day of , 2003.
Signature of Shareholder
Name of Shareholder (print)

This proxy is solicited by the management of the Corporation.

The shares represented by this proxy will be voted in accordance with the instructions given on any vote or ballot called at the meeting. Unless a specific instruction is indicated, said shares will be voted for confirmation and/or approval of the matters referred to on the reverse side hereon.

This proxy confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting and in such manner as such nominee in his judgment may determine.

A shareholder has the right to appoint a person to attend and act for him and on his behalf at the meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided and striking out the names of management's nominees, or by completing another proper form of proxy and, in either case, depositing the proxy as instructed below.

To be valid, this proxy must be deposited at the office of CIBC Mellon Trust Company, 200 Queens Quay, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 10:00 a.m. (Toronto time) on July 17, 2003 or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day on which the Meeting is adjourned.

If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

QuickLinks

Exhibit 99.2
NOTICE OF ANNUAL MEETING AND MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS
INVITATION TO SHAREHOLDERS
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
ABER DIAMOND CORPORATION MANAGEMENT PROXY CIRCULAR
SCHEDULE A STATEMENT OF CORPORATE GOVERNANCE PRACTICES
SCHEDULE B AUDIT COMMITTEE CHARTER
SCHEDULE C CORPORATE GOVERNANCE COMMITTEE CHARTER
SCHEDULE D HUMAN RESOURCES AND COMPENSATION COMMITTEE CHARTER
EXHIBIT 99.2.2 – PROXY